Exhibit 99.1

Contacts: ASUR Lic. Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx Lic. David Barlow +52-55-5284-0483 dbarlow@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

ASUR Announces Total Passenger Traffic for June 2026

Passenger traffic decreased year-on-year by 8.5% in Mexico, 4.6% in Puerto Rico and 1.1% in Colombia

Mexico City, July 6, 2026 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR), ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that total passenger traffic for June 2026 reached 5.6 million passengers, a 5.8% decrease compared to June 2025.

Passenger traffic showed year-on-year decreases of 8.5% in Mexico, 4.6% in Puerto Rico, and 1.1% in Colombia. Mexico reported declines of 4.7% and 12.1% in domestic and international traffic, respectively. In Puerto Rico, domestic and international traffic declined 4.9% and 2.7%, respectively. In Colombia, domestic traffic was relatively flat (-0.2%), while international traffic declined by 3.8%.

All figures in this statement reflect comparisons between the period from June 1 to June 30, 2026, and from June 1 to June 30, 2025. Transit and general aviation passengers are excluded only for Mexico and Colombia.

Passenger Traffic Summary
	June		% Chg	Year to date		% Chg
	2025	2026		2024	2025
Mexico	3,263,212	2,986,642	(8.5)	20,961,666	20,449,403	(2.4)
Domestic Traffic	1,604,913	1,529,272	(4.7)	9,515,953	9,395,548	(1.3)
International Traffic	1,658,299	1,457,370	(12.1)	11,445,713	11,053,855	(3.4)
San Juan, Puerto Rico	1,254,753	1,197,574	(4.6)	7,189,182	6,984,995	(2.8)
Domestic Traffic	1,075,439	1,023,150	(4.9)	6,351,148	6,150,983	(3.2)
International Traffic	179,314	174,424	(2.7)	838,034	834,012	(0.5)
Colombia	1,474,224	1,458,654	(1.1)	8,185,796	8,779,790	7.3
Domestic Traffic	1,122,388	1,120,266	(0.2)	6,252,031	6,754,254	8.0
International Traffic	351,836	338,388	(3.8)	1,933,765	2,025,536	4.7
Total Traffic	5,992,189	5,642,870	(5.8)	36,336,644	36,214,188	(0.3)
Domestic Traffic	3,802,740	3,672,688	(3.4)	22,119,132	22,300,785	0.8
International Traffic	2,189,449	1,970,182	(10.0)	14,217,512	13,913,403	(2.1)

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Mexico Passenger Traffic
		June		% Chg	Year to date		% Chg
		2025	2026		2025	2026
Domestic Traffic		1,604,913	1,529,272	(4.7)	9,515,953	9,395,548	(1.3)
CUN	Cancun	828,705	759,398	(8.4)	4,818,673	4,511,777	(6.4)
CZM	Cozumel	23,850	21,817	(8.5)	123,869	126,356	2.0
HUX	Huatulco	50,382	50,863	1.0	323,306	312,480	(3.3)
MID	Merida	279,926	270,792	(3.3)	1,656,613	1,789,596	8.0
MTT	Minatitlan	12,463	10,800	(13.3)	74,635	67,090	(10.1)
OAX	Oaxaca	119,886	116,936	(2.5)	771,340	752,949	(2.4)
TAP	Tapachula	39,223	39,774	1.4	251,712	249,225	(1.0)
VER	Veracruz	141,113	144,303	2.3	815,299	865,152	6.1
VSA	Villahermosa	109,365	114,589	4.8	680,506	720,923	5.9
International Traffic		1,658,299	1,457,370	(12.1)	11,445,713	11,053,855	(3.4)
CUN	Cancun	1,558,510	1,353,772	(13.1)	10,663,780	10,245,822	(3.9)
CZM	Cozumel	27,451	25,858	(5.8)	238,103	230,900	(3.0)
HUX	Huatulco	1,926	2,085	8.3	97,006	108,217	11.6
MID	Merida	31,718	29,404	(7.3)	204,345	212,632	4.1
MTT	Minatitlan	613	640	4.4	3,539	4,203	18.8
OAX	Oaxaca	19,822	15,813	(20.2)	133,204	117,785	(11.6)
TAP	Tapachula	1,481	6,233	320.9	12,283	24,751	101.5
VER	Veracruz	13,972	14,548	4.1	72,106	76,797	6.5
VSA	Villahermosa	2,806	9,017	221.3	21,347	32,748	53.4
Traffic Total Mexico		3,263,212	2,986,642	(8.5)	20,961,666	20,449,403	(2.4)
CUN	Cancun	2,387,215	2,113,170	(11.5)	15,482,453	14,757,599	(4.7)
CZM	Cozumel	51,301	47,675	(7.1)	361,972	357,256	(1.3)
HUX	Huatulco	52,308	52,948	1.2	420,312	420,697	0.1
MID	Merida	311,644	300,196	(3.7)	1,860,958	2,002,228	7.6
MTT	Minatitlan	13,076	11,440	(12.5)	78,174	71,293	(8.8)
OAX	Oaxaca	139,708	132,749	(5.0)	904,544	870,734	(3.7)
TAP	Tapachula	40,704	46,007	13.0	263,995	273,976	3.8
VER	Veracruz	155,085	158,851	2.4	887,405	941,949	6.1
VSA	Villahermosa	112,171	123,606	10.2	701,853	753,671	7.4

US Passenger Traffic, San Juan Airport (LMM)
	June		% Chg	Year to date		% Chg
	2025	2026		2025	2026
SJU Total	1,254,753	1,197,574	(4.6)	7,189,182	6,984,995	(2.8)
Domestic Traffic	1,075,439	1,023,150	(4.9)	6,351,148	6,150,983	(3.2)
International Traffic	179,314	174,424	(2.7)	838,034	834,012	(0.5)

Colombia Passenger Traffic Airplan
		June		% Chg	Year to date		% Chg
		2025	2026		2025	2026
Domestic Traffic		1,122,388	1,120,266	(0.2)	6,252,031	6,754,254	8.0
MDE	Rionegro	856,978	827,345	(3.5)	4,730,211	5,113,099	8.1
EOH	Medellin	98,304	101,893	3.7	561,899	563,072	0.2
MTR	Monteria	117,416	139,617	18.9	681,576	790,342	16.0
APO	Carepa	15,103	14,971	(0.9)	85,836	91,108	6.1
UIB	Quibdo	31,405	33,821	7.7	164,681	183,130	11.2
CZU	Corozal	3,182	2,619	(17.7)	27,828	13,503	(51.5)
International Traffic		351,836	338,388	(3.8)	1,933,765	2,025,536	4.7
MDE	Rionegro	351,836	338,388	(3.8)	1,933,765	2,025,536	4.7
EOH	Medellin
MTR	Monteria	-	-		-	-
APO	Carepa	-	-		-	-
UIB	Quibdo	-	-		-	-
CZU	Corozal	-	-		-	-
Traffic Total Colombia		1,474,224	1,458,654	(1.1)	8,185,796	8,779,790	7.3
MDE	Rionegro	1,208,814	1,165,733	(3.6)	6,663,976	7,138,635	7.1
EOH	Medellin	98,304	101,893	3.7	561,899	563,072	0.2
MTR	Monteria	117,416	139,617	18.9	681,576	790,342	16.0
APO	Carepa	15,103	14,971	(0.9)	85,836	91,108	6.1
UIB	Quibdo	31,405	33,821	7.7	164,681	183,130	11.2
CZU	Corozal	3,182	2,619	(17.7)	27,828	13,503	(51.5)

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About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain, and develop 16 airports across the Americas. The Company operates nine airports in southeastern Mexico, including Cancún Airport, the largest tourist gateway in Mexico, the Caribbean, and Latin America; as well as six airports in northern Colombia, including Medellin international airport (Rionegro), the second busiest in Colombia.

ASUR also holds a 60% interest in Aerostar Airport Holdings, LLC, operator of Luis Muñoz Marin International Airport in San Juan, the capital of Puerto Rico, the island’s primary international gateway. San Juan Airport was the first and remains the only major airport in the U.S. to have successfully completed a public–private partnership under the FAA Pilot Program. ASUR has recently expanded into airport commercial services through ASUR US Airports, which partners with airports and airlines to deliver enhanced retail and passenger experiences. ASUR US Airports operates at major U.S. hubs, including Los Angeles International, Chicago O’Hare, and John F. Kennedy International, and has historically shown competitive performance against U.S. commercial revenue benchmarks.

Headquartered in Mexico, ASUR is listed on both the Mexican Bolsa (BMV) under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) B-series shares. For further information, visit www.asur.com.mx.

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